Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Celaya, Guanajuato, Mexico – February 9th, 2023

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter (“4Q22”) and full year (“2022”) ending on December 31st, 2022. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2022

•	Net sales increased 11.2% in 4Q22 and increased 21.0% in year 2022 vs equivalent periods of 2021 respectively.
•	EBITDA margin was 2.9% for 4Q22 and 10.0% for the whole year.
•	Earnings per basic and diluted share totaled $0.13 for the quarter and $10.26 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “It is known that the last quarter of the year is usually a challenging period, and 4Q22 was not the exception.

We kept observing high raw material prices compared to 2021 which had a negative impact in our cost of sales. Even when we had been able to partially offset some of that increase thru pricing, seasonal conditions on our markets, lowered our margins to profitability levels below 4Q21 range.

On the other hand, for 4Q22 our SG&A increased 12.1% vs 4Q21 showing the impacts of higher fuel, energy and labor costs.

As a result, in 4Q22 we reported an operating income of $306.6 million, 38.7% lower than the $500.2 million achieved in the same period of 2021. With operating margins of 1.3% and 2.4% respectively. In terms of EBITDA margin this put us in a 2.9% for 4Q22 vs the 4.0% of 4Q21.

For the full year of 2022, the balance was good. With a very strong first half of the year, we managed to achieve and EBITDA of $9,916.2 million (10.0% margin) which is 35.3% higher compared to the $7,328.2 million (9.0% margin) obtained in 2021.

As mentioned before, increases on raw material prices raised our working capital and put pressure on our Free Cash Flow. However, our financial discipline allowed us to end 2022 still with a solid structure reporting a net cash position of $15,857.4 million vs the $16,530.3 million reported in 2021.

Our CAPEX for 2022 were $4,666.2 million, a 34.1% increase vs 2021. Investments were oriented to our organic growth, and the integration of RYC Alimentos.

We continue to be very focused on capturing efficiencies across all our processes and being close to better serve our customers as we know this is key for our growth."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Net Sales	23,633.8	21,251.5	2,382.3	11.2
Net sales in Mexico	17,734.3	15,807.8	1,926.5	12.2
Net sales in the U.S.	5,899.5	5,443.8	455.7	8.4

NET SALES BY SEGMENT
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Net Sales	23,633.8	21,251.5	2,382.3	11.2
Poultry	20,000.6	18,727.7	1,272.9	6.8
Other	3,633.2	2,523.8	1,109.4	44.0

NET VOLUME SOLD BY SEGMENT

In tons			Change
	4Q22	4Q21	Volume	%
Total sales volume:	591,687	605,925	(14,238.0)	(2.3)
Poultry	452,003	467,942	(15,939.1)	(3.4)
Others	139,684	137,983	1,701.1	1.2

The Company’s 4Q22 net sales totaled $23,633.8 million; $2,382.3 million or 11.2% more than $21,251.5 million reported in 4Q21. The increase is a result of higher volume sold in Other and higher prices in our main business lines as part of our strategy for offsetting the increases on cost of sales.

In 4Q22, sales of our U.S. operations represented 25.0% of our total sales compared to 25.6% in 4Q21.

GROSS PROFIT
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Cost of sales	21,089.3	18,670.6	2,418.7	13.0
Gross profit	2,544.5	2,580.9	(36.4)	(1.4)
Gross margin	10.8%	12.1%	-	-

In 4Q22 , cost of sales was $21,089.3 million; $2,418.7 million or 13.0% higher than $18,670.6 million reported in 4Q21. This increase was mainly due to higher unit cost in our main business lines as we continued observing year over year increases in prices of our main raw materials.

The Company´s gross profit in 4Q22 was $2,544.5 million, 1.4% lower than the gross profit of $2,580.9 million in 4Q21, with a gross margin of 10.8% for 4Q22 vs 12.1% in 4Q21.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Total SG&A	2,243.8	2,002.2	241.6	12.1

Total SG&A expenses in 4Q22 were $2,243.8 million; $241.6 million higher than the $2,002.2 million reported in 4Q21. Total SG&A expenses as a percentage of net sales represented 9.5% in 4Q22 and 9.4% in 4Q21.

other income (expense), net
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Other income (expense), net	5.9	(78.5)	84.4	(107.5)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

OPERATING INCOME
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Operating income	306.6	500.2	(193.6)	(38.7)
Operating margin	1.3%	2.4%	-	-

Operating income in 4Q22 totaled $306.6 million; $193.6 million lower than the Operating income of $500.2 million reported in 4Q21. This represents an operating margin of 1.3% for 4Q22, versus 2.4% operating margin in the same period of 2021. The decrease in operating income is mainly attributed to higher raw material costs and higher SG&A.

NET FINANCIAL INCOME
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Net Financial Income	(359.3)	167.6	(526.9)	(314.3)
Financial Income	495.7	204.2	291.4	142.7
Financial Expense	855.0	36.6	818.4	2,235.4

In 4Q22, the Company reported net financial expenses of $359.3 million, compared to a net financial income of $167.6 million reported in the same period of 2021. From the $855.0 million of Financial Expenses, $465.5 million are a result of exchange rate valuation.

TAXES FOR THE PERIOD
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Total Taxes	(110.7)	72.7	(183.4)	(252.2)
Income tax	498.3	736.6	(238.3)	(32.4)
Deferred income tax	(609.0)	(663.9)	54.9	(8.3)

Total taxes for the 4Q22 were a credit of $110.7 million, compared with total taxes of $72.7 million charged for the same period of 2021. This was a result of lower income before taxes for the 4Q22.

NET CONTROLLING INTEREST INCOME
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Net income	58.0	595.1	(537.1)	(90.3)
Net margin	0.2%	2.8%	-	-
Non-Controlling Interest income	(21.5)	(45.7)	24.2	n/a
Net controlling interest income	79.5	640.8	(561.3)	n/a
Basic and diluted income per share[1]	0.13	1.07	(0.9)	n/a
Basic and diluted income per ADR[2]	1.59	12.82	(11.2)	n/a
Weighted average Shares outstanding[3]	599,380	599,624	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

The net controlling interest income for 4Q22 was $79.5 million, representing $0.13 pesos of earnings per share, compared with a net controlling interest income of $640.8 million, which represented a $1.07 pesos of earnings per share in 4Q21. This decrease is mainly attributed to lower operating results and higher financial expenses.

EBITDA
In millions of pesos	4Q22	4Q21	Change
	$	$	$	%
Net controlling interest income	79.5	640.8	(561.3)	(87.6)
Income tax expense (benefit)	(110.7)	72.7	(183.4)	(252.2)
Result in associates	(21.5)	(45.7)	24.2	(53.0)
Net finance (income) expense	359.3	(167.6)	526.9	(314.3)
Depreciation and amortization	388.0	349.7	38.2	10.9
EBITDA	694.6	850.0	(155.4)	(18.3)
EBITDA Margin (%)	2.9%	4.0%	-	-
Net revenues	23,633.8	21,251.5	2,382.3	11.2

EBITDA in 4Q22 reached $694.6 million representing an EBITDA margin of 2.9%, compared to an EBITDA of $850.0 million in 4Q21, with an EBITDA margin of 4.0%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2022	2021	Change
	$	$	$	%
Net Sales	98,890.7	81,699.1	17,191.6	21.0
Net sales in Mexico	73,653.2	61,338.5	12,314.8	20.1
Net sales in the U.S.	25,237.4	20,360.6	4,876.8	24.0

NET SALES BY SEGMENT
In millions of pesos	2022	2021	Change
	$	$	$	%
Net Sales	98,890.7	81,699.1	17,191.6	21.0
Poultry	84,373.5	71,647.7	12,725.7	17.8
Other	14,517.2	10,051.3	4,465.9	44.4

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	2022	2021	Volume	%
Total sales volume:	2,358,390	2,318,049	40,340.1	1.7
Poultry	1,764,623	1,769,071	(4,448.7)	(0.3)
Others	593,767	548,978	44,788.8	8.2

In 2022, net sales totaled $98,890.7 million; $17,191.6 million or 21.0% more than the $81,699.1 million reported in the same period of 2021.

In 2022, sales of our U.S. operations represented 25.5% of our total sales, compared with 24.9% in 2021.

OPERATING RESULTS
In millions of pesos	2022	2021	Change
	$	$	$	%
Cost of Sales	82,038.0	68,356.7	13,681.3	20.0
Gross Profit	16,852.7	13,342.4	3,510.3	26.3
Total SG&A	8,480.4	7,133.3	1,347.2	18.9
Other Income (expense)	38.8	(322.8)	361.5	(112.0)
Operating Income	8,411.0	5,886.4	2,524.6	42.9
Net Financial Income	(320.7)	849.9	(1,170.5)	(137.7)
Income Tax	2,007.2	1,806.0	201.2	11.1
Net Income	6,083.1	4,930.3	1,152.8	23.4
Non-controlling interest	(69.1)	(131.5)	62.3	(47.4)
Net controlling interest Income	6,152.2	5,061.7	1,090.5	21.5

In the 2022, the cost of sales totaled $82,038.0 million; $13,681.3 million or 20.0% higher than $68,356.7 million reported in the 2021.

As a result, we reached a gross profit of $16,852.7 million and a gross margin of 17.0% in 2022, when compared to $13,342.4 million of gross profit and a gross margin of 16.3% reached in the same period of 2021.

Total SG&A in 2022 were $8,480.4 million; $1,347.2 million or 18.9% higher than the $7,133.3 million reported in 2021. Total SG&A expenses as a percentage of net sales represented 8.6% in 2022 and 8.7% in 2021.

In 2022 we had other income of $38.8 million, compared with other expenses of $322.8 million reported in 2021.

Operating income in 2022 was $8,411.0 million, which represents an operating margin of 8.5%, an increase from an operating income of $5,886.4 million with an operating margin of 7.2% in 2021.

We had Net financial expenses in 2022 of $320.7 million which compares to a Net financial income of $849.9 million in 2021.

Total taxes were $2,007.2 million as of December 31st, 2022. These include $1,667.4 million of income tax and $339.9 million of deferred income taxes. Those figures compare to an income tax of $1,790.6 million and deferred income taxes of $15.4 million in 2021.

After Non-controlling interest, all the above resulted in a Net controlling interest income of $6,152.2 million or 6.2% margin in 2022, which represents $10.26 pesos of earnings per share; while in the 2021 the Net controlling interest income totaled $5,061.7 million, 5.1% margin and $8.44 pesos of income per share.

EBITDA
In millions of pesos	2022	2021	Change
	$	$	$	%
Net controlling interest profit	6,152.2	5,061.7	1,090.5	21.5
Income tax expense (benefit)	2,007.2	1,806.0	201.2	11.1
Result in associates	(69.1)	(131.5)	62.3	(47.4)
Net finance (income) expense	320.7	(849.9)	1,170.5	(137.7)
Depreciation and amortization	1,505.2	1,441.8	63.4	4.4
EBITDA	9,916.2	7,328.2	2,588.0	35.3
EBITDA Margin (%)	10.0%	9.0%	-	-
Net revenues	98,890.7	81,699.1	17,191.6	21.0

EBITDA in 2022 reached $9,916.2 million, representing an EBITDA margin of 10.0%, compared to an EBITDA of $7,328.2 million in 2021, with an EBITDA margin of 9.0%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31, 2022	Dec. 31, 2021	Change
	$	$	$	%
TOTAL ASSETS	72,236.1	65,988.8	6,247.3	9.5
Cash and cash equivalents	20,049.5	20,777.0	(727.5)	(3.5)
Accounts receivable	5,860.8	5,108.5	752.4	14.7
TOTAL LIABILITIES	19,193.0	17,704.7	1,488.3	8.4
Accounts payable	6,841.2	10,200.7	(3,359.4)	(32.9)
Short-term debt	1,181.5	1,993.9	(812.4)	(40.7)
Long-term debt	3,010.5	-	3,010.5	-
TOTAL STOCKHOLDERS’ EQUITY	53,043.0	48,284.1	4,759.0	9.9
Capital stock	1,174.4	1,174.4	(0.0)	(0.0)

Cash and equivalents as of December 31st, 2022, totaled $20,049.5 million vs $20,777.0 million as of December 31st, 2021.

Total debt as of December 31st, 2022, was $4,192.0 million, compared to $1,993.9 million reported as of December 31st, 2021.

Net cash as of December 31st, 2022, was $15,857.4 million, compared to net cash of $18,783.1 million as of December 31st, 2021.

CAPITAL EXPENDITURES
In millions of pesos	2022	2021	Change
	$	$	$	%
Capital Expenditures	4,666.2	3,479.5	1,186.7	34.1

Total CAPEX for 2022 was $4,666.2 million vs $3,479.5 million in 2021, mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of December 31, 2022
Total Shares	600,000,000
Total free float	12.32%
Market cap (millions of pesos)	$50,706

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	84.51	81.66	84.51	51.03	48.97	50.99
November	86.31	80.84	82.64	53.44	49.17	51.11
October	81.40	77.77	80.91	49.06	46.25	49.06
September	80.00	76.81	77.86	48.13	45.78	46.03
August	79.98	75.34	79.97	48.05	43.97	47.33
July	76.56	69.97	76.56	45.18	40.56	45.18
June	76.90	68.56	72.43	47.25	39.70	43.35
May	78.17	76.03	76.27	47.09	44.75	46.86
April	77.83	74.96	77.83	46.64	44.42	45.78
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14

ANALYST COVERAGE

Institution	Analyst name	E-mail
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alan Alanis Peña	aalanis@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $19.51 per USD, which corresponds to the rate at the close of December 31st, 2022 according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-

	In U.S. Dollar	December 31,	December 31,
In million pesos	2022	2022	2021*
TOTAL ASSETS	$3,702.5	72,236.1	65,988.8

Total current assets	2,047.9	39,955.0	37,845.6
Cash and cash equivalents	1,027.7	20,049.5	20,777.0
Total accounts receivable	300.4	5,860.8	5,108.5
Inventories	595.0	11,607.6	9,145.6
Other current assets	124.9	2,437.1	2,814.6

Total non current assets	1,654.6	32,280.5	28,143.2
Net property, plant and equipment	1,263.0	24,640.5	21,763.4
Other non current Assets	391.6	7,640.0	6,379.8
TOTAL LIABILITIES	$983.8	19,193.0	17,704.7

Total current liabilities	541.2	10,558.4	12,835.3
Notes payable to banks	60.6	1,181.5	1,993.9
Accounts payable	350.7	6,841.2	10,200.7
Other taxes payable and other accruals	130.0	2,535.7	640.7

Total long-term liabilities	442.6	8,634.6	4,869.4
Long-term debt	154.3	3,010.5	-
Other non current liabilities	50.1	976.5	1,027.9
Deferred income taxes	238.2	4,647.5	3,841.5

TOTAL STOCKHOLDERS' EQUITY	$2,718.8	53,043.0	48,284.1

Capital stock	60.2	1,174.4	1,174.4
Commission in shares issued	21.2	414.1	414.1
Repurchased shares	-	-	-
Retained earnings	2,573.1	50,201.5	45,038.6
Others accounts	43.4	846.3	1,179.2
Non controlling interest	20.8	406.7	477.7

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,702.5	72,236.1	65,988.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31st:
-Unaudited-

	U.S. Dollar
In millions pesos	2022	2022	2021*
Net sales	$1,211.4	23,633.8	21,251.5
Cost of sales	1,080.9	21,089.3	18,670.6
Gross profit	130.4	2,544.5	2,580.9
SG&A	115.0	2,243.8	2,002.2
Other income (expenses), net	0.3	5.9	(78.5)
Operating income	15.7	306.6	500.2
Net finance income	(18.4)	(359.3)	167.6
Income tax	(5.7)	(110.7)	72.7
Net Income	$3.0	58.0	595.1

Non-controlling interest	(1.10)	(21.5)	(45.7)
Net controlling interest profit	4.07	79.5	640.8
Basic and diluted earnings per share	0.01	0.13	1.07
Basic and diluted earnings per ADR	0.08	1.59	12.82
Weighted average Shares outstanding1	599,380	599,380	599,624

EBITDA Result	$35.6	694.6	850.0

Gross margin	10.8%	10.8%	12.1%
Operating margin	1.3%	1.3%	2.4%
Net margin	0.3%	0.2%	2.8%
EBITDA margin	2.9%	2.9%	4.0%

1 In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-

	U.S. Dollar
In millions pesos	2022	2022	2021*
Net sales	$5,068.7	98,890.7	81,699.1
Cost of sales	4,204.9	82,038.0	68,356.7
Gross profit	863.8	16,852.7	13,342.4
Selling, general and administrative expenses	434.7	8,480.4	7,133.3
Other income (expenses), net	2.0	38.8	(322.8)
Operating income	431.1	8,411.0	5,886.4
Net finance income	(16.44)	(320.7)	849.88
Income tax	102.9	2,007.2	1,806.0
Net income	$311.8	6,083.1	4,930.3

Non-controlling interest	(3.54)	(69.1)	(131.5)
Net controlling interest profit	315.3	6,152.2	5,061.7
Basic and diluted earnings per share	0.53	10.26	8.44
Basic and diluted earnings per ADR	6.31	123.2	101.28
Weighted average Shares outstanding1	599,380	599,380	599,730

EBITDA Result	$508.3	9,916.2	7,328.2

Gross margin	17.0%	17.0%	16.3%
Operating margin	8.5%	8.5%	7.2%
Net margin	6.2%	6.2%	6.0%
EBITDA margin	10.0%	10.0%	9.0%

1 In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	December 31,
	2022	2022	2021*
NET MAJORITY INCOME BEFORE INCOME TAX	$414.7	8,090.3	6,737.9

ITEMS RELATING TO INVESTING ACTIVITIES:	85.4	1,666.8	1,570.9
Depreciation and others	98.2	1,915.1	1,807.2
Income (loss) on sale of plant and equipment	3.5	69.1	95.3
Other Items	(16.3)	(317.4)	(331.6)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	500.1	9,757.1	8,308.8
CASH GENERATED OR USED IN THE OPERATION:	(202.6)	(3,952.1)	(120.1)
Decrease (increase) in accounts receivable	(36.1)	(704.6)	(811.6)
Decrease (increase) in inventories	(145.4)	(2,836.0)	(732.3)
Increase (decrease) in accounts payable	(127.6)	(2,490.1)	3,988.3
Other Items	106.5	2,078.6	(2,564.5)

NET CASH FLOW FROM OPERATING ACTIVITIES	297.5	5,805.0	8,188.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(215.9)	(4,211.8)	(2,382.7)
Acquisition of property, plant and equipment	(238.2)	(4,647.7)	(3,479.5)
Proceeds from sales of property plant and equipment	4.3	83.3	29.8
Other Items	18.1	352.5	1,067.1

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	81.7	1,593.2	5,806.0

Net cash provided by financing activities:	(115.4)	(2,250.8)	(4,341.3)
Proceeds from loans	239.7	4,676.0	1,709.1
Principal payments on loans	(127.0)	(2,477.9)	(2,267.3)
Dividends paid	(50.4)	(983.0)	(853.6)
Other items	(177.7)	(3,466.0)	(2,929.5)
Net increase (decrease) in cash and equivalents	(33.7)	(657.7)	1,464.7

Cash and investments at the beginning of year	$1,061.4	20,707.1	19,242.4
CASH AND INVESTMENTS AT END OF PERIOD	$1,027.7	20,049.5	20,707.1

*Audited

DERIVATIVES POSITION REPORT

Fourth Quarter 2022
Thousands of Mexican Pesos, as of December 31, 2022

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2022		3Q-2022		4Q-2022	3Q-2022
Forward Vanilla y KO Fwd	Hedge	$ 190,950	$ 19.51		$ 20.13		$ -136,757	$ -48,982	95% in 2023 and 5% in 2024	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal, soybean oil and natural gas	Hedge	$ 442,441	CORN		CORN		$ 16,178	$ 12,462	100% in 2023
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-23	$ 6.785
			May-23	$ 6.780
			Jul-23	$ 6.718
			Sep-23	$ 6.270
			Dec-23	$ 6.108	Dec-22	$ 6.775
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Mar-23	$ 471.0
			May-23	$ 461.0
			Jul-23	$ 454.3
			Aug-23	$ 443.1
			Sep-23	$ 428.2
			Oct-23	$ 413.6
			Dec-23	$ 411.6	Dec-22	$ 403.0
			SOYBEAN OIL		SOYBEAN OIL
			In US cents per pound		In US cents per pound
			Month	Price	Month	Price
			Mar-23	$ 64.07
			May-23	$ 63.94
			Jul-23	$ 63.56	Dec-22	$ 61.56

			NATURAL GAS		NATURAL GAS
			In USD/MM BTU		In USD/MM BTU
			Month	Price	Month	Price
					Nov-22	$ 6.77
					Dec-22	$ 7.07
					Jan-23	$ 7.25
			Feb-23	$ 4.475	Feb-23	$ 6.94
Options of Corn	Hedge	$ 890,801	CORN		CORN		$ 25,296	$ 37,181	95% in 2023 and 5% in 2024
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-23	$ 6.785
			May-23	$ 6.780
			Jul-23	$ 6.718
			Sep-23	$ 6.270
			Dec-23	$ 6.108	Dec-22	$ 6.775
			Mar-24	$ 6.180	Mar-23	$ 6.840
Options of soybean meal	Hedge	$ 950,696	SOYBEAN MEAL		SOYBEAN MEAL		$ 109,976	$ 12,013	89% in 2023 and 11% in 2024
			In USD per ton		In USD per ton
			month	price	month	price
			Mar-23	$ 471.0
			May-23	$ 461.0
			Jul-23	$ 454.3
			Aug-23	$ 443.1
			Sep-23	$ 428.2
			Oct-23	$ 413.6	Dec-22	$ 403.0
			Dec-23	$ 411.6	Jan-23	$ 401.3
			Jan-24	$ 408.8	Mar-23	$ 397.2
			Mar-24	$ 402.9	May-23	$ 395.0
Options of Soybean oil	Hedge	-$ 3,750	SOYBEAN OIL				$ -	$ -	100% in 2023
In US cents per pound
			Mes	Precio

			Feb-23	$ 64.07

-The total financial instruments do not exceed 5% of total assets as of December 31, 2022.
-The notional value represents the net position as of December 31, 2022 at the exchange rate of Ps.19.51 per one dollar.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2022
Thousands of Mexican Pesos, as of December 31, 2022						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla y KO Fwd	-$ 136,757	$19.02	$ 20.00	$ 20.48	Direct	-$ 229,887	-$ 43,623	$ 49,506
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 16,178	$ 6.45	$ 7.12	$ 7.46	The effect will materialize as the inventory is consumed	-$ ,945	$ 38,301	$ 60,424
Futures of Soybean Meal: (2)		$ 447.5	$ 494.6	$ 518.1
Futures for Soy Oil (2)		$ 60.9	$ 67.3	$ 70.5
Futures for Natural Gas (2)		$ 4.3	$ 4.7	$ 4.9
Options for Corn	$ 25,296	$ 6.45	$ 7.12	$ 7.46		-$ 16,930	$ 67,521	$ 109,747
Options of Soybean Meal	$ 109,976	$ 447.5	$ 494.6	$ 518.1		$ 62,438	$ 157,513	$ 205,050
Options of Soybena Oil	$ -	$ 60.87	$ 67.27	$ 70.48		$ 125	$ -	$ -

(1) The reference value is the exchange  rate of Ps. $19.51 per USD as of December 31, 2022.

(2) The reference values are: future of corn Mar 2023, $6.7850 USD/bushel, the future of soybeanmeal Mar 2023, $471.00 USD/ton, the future of soybean oil Mar 2023, $64.07 usd cts / pound and the future of natural gas Feb 2023, $4.48 usd/ MM BTU.

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2022
Thousands of Mexican Pesos, as of December 31, 2022							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla y KO Fwd	-$136,757	$9.75	$14.63	$24.39	$29.26	Direct	-$1,999,432	-$1,068,092	$547,632	$1,228,504

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2022 earnings call, on Friday, February 10th, 2023. The earnings call will take place at 11:00 am Central Time (12:00 pm ET).

Mexico (Main number):	55 4742 9168
Mexico (Altern number):	55 4742 9169
USA/ Canada:	+1 (888) 207 2216
International:	+1 (800) 750 9038

Access Code: 2603

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 32,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: maria.jaquez@bachoco.net andrea.guerrero@bachoco.net T. +52(461)618 3555